Via Facsimile and U.S. Mail
Mail Stop 6010

July 31, 2008

Optigenex, Inc.
Daniel Zwiren
Chief Executive Officer
P.O. Box 3521
Uptown Station
Hoboken, NJ 07030

Re: Optigenex, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2007
Form 10-Q for Quarterly Period Ended March 31, 2008
File No. 000-51248

Dear Mr. Zwiren:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. We think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-KSB for the fiscal year ended December 31, 2007

Item 8A. Controls and Procedures, page 16

1.   It does not appear that your management has completed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management's assessment of internal control over

financial reporting. Please refer to Exchange Act Rules 13a-15 and 15d-15 and Item 308T(a) of Regulation S-B.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management's report on internal control over financial reporting.

In completing your evaluation, you may find the following documents helpful:

- the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

- the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

- the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

In addition, please consider whether management's failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures *as of the end of the fiscal year* covered by the report and revise your disclosure as appropriate.

Please note that the failure to complete management's assessment adversely affects the company's and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports. For further information regarding these impacts, please see Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Exhibits 31.1

2.   Please revise your certifications provided in your Form 10-KSB for December 31, 2007 and your Form 10-Q for March 31, 2008 to be worded exactly as required by Item 601(b)(31) of Regulation S-B or S-K, as applicable. In this regard, please ensure you address the following items:

a. Please remove the titles of your officer from the first line;
b. You refer to "this quarterly report" in the 10-KSB certification. Please remove the report descriptions "annual" and "quarterly," as appropriate, from all certifications except for the first paragraph;
c. Include the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-B/S-K; and,
d. Revise paragraph 5 which appears to be incomplete.

* * * *

As appropriate, please amend your Form 10-KSB for the year ended December 31, 2007 and your Form 10-Q for the quarter ended March 31, 2008 within 30 calendar days. Please furnish a letter that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please furnish, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christine Allen, Staff Accountant, at (202) 551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant